[Letterhead of Wachtell, Lipton, Rosen & Katz]

March 19, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance, Office of Mergers & Acquisitions
Washington, D.C. 20549
Attention:  Laura McKenzie

Re:	Seagate Technology Holdings Public Limited Company
Schedule TO-T filed March 3, 2025, by Seagate Technology Holdings Public Limited Company
File No. 005-50377

Ladies and Gentlemen:

On behalf of Irvine Acquisition Holdings, Inc. (“Offeror”) and Seagate Technology Holdings Public Limited Company (“Seagate” and, together with Offeror, the “Filing Persons”), we acknowledge receipt of the comment letter, dated March 13, 2025 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the above-captioned Schedule TO-T (the “Schedule TO”).  We submit this letter on behalf of the Filing Persons in response to the Comment Letter.  To facilitate the Staff’s review, we have reproduced the Staff’s comments in italics below.  Our response then follows each of the Staff’s comments.

Concurrently with this letter, the Filing Persons are filing Amendment No. 2 to the Schedule TO-T, which reflects revisions made to the Schedule TO in response to the comments of the Staff.  Unless otherwise noted, the page numbers in the responses below refer to pages in the Offer to Purchase, dated March 3, 2025 (the “Offer to Purchase”), which is included as Exhibit (a)(1)(A) to the Schedule TO.  Capitalized terms used but not defined herein have the meaning given to such terms in the Offer to Purchase.

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Mergers & Acquisitions
March 19, 2025

Staff Comment No. 1

Schedule TO-T filed March 3, 2025

General

1. Please provide a detailed legal analysis explaining why Rule 13e-3 is not applicable to the transaction.  In your response, please address why the filing parties should not be considered “affiliates,” as defined in Rule 13e-3(a)(1), given that, among other matters, sales to Seagate represented approximately 90% of Intevac’s consolidated net revenues for the prior two fiscal years.  Additionally, we note Intevac’s disclosure beginning on page 26 of their Schedule 14D-9 filed March 3, 2025, regarding (i) the “significant commercial relationship with, and reliance on, Seagate for current and future sales,” (ii) the fact that if Seagate did not continue to do business with Intevac, which is not contractually required, it would be “challenging for Intevac to replace revenue lost from a decrease in purchases by Seagate,” and (iii) “statements by Seagate that it would begin to earnestly develop technology that could substantially reduce Intevac’s sales to Seagate.” Refer to the definition of “control” in Rule 12b-2, which includes “the possession . . . of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of securities, by contract or otherwise.”

Response:

The Offer and the Merger are not a Rule 13e-3 Transaction

The Filing Persons, together with outside counsel, have reviewed carefully the possibility of the application of Rule 13e-3 under the Exchange Act to the transaction, and respectfully submit to the Staff that the Offer and the Merger is not a going-private transaction under Rule 13e-3.  The Filing Persons and their affiliates, therefore, are not required to file a Schedule 13E‑3.

Rule 13e-3 applies to transactions to acquire equity securities of an issuer by the issuer or an affiliate of the issuer.  Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.”  “Control” is defined in Rule 12b-2 under the Exchange Act to mean the “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”  Under SEC Release No. 34-17719 (April 13, 1981) (the “Interpretive Release”), the determination of whether a person is in control of an issuer depends on “the particular facts and circumstances of each situation.”  The Filing Persons respectfully submit that the facts and circumstances of the Offer and the Merger do not support a conclusion that the Filing Persons have the ability “to direct or cause the direction of the management and policies” of Intevac.

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Mergers & Acquisitions
March 19, 2025

The Filing Persons are not Affiliates of Intevac

The Filing Persons and their affiliates: (i) do not own any securities of Intevac, (ii) do not have any representatives on the Board of Directors (the “Board”) of Intevac, or any contractual rights to appoint any such Board representatives or receive information related to activities or deliberations of Intevac’s Board, (iii) do not have any right to veto any actions of Intevac’s Board or management, or to require Intevac’s Board or management to take or refrain from taking any action, and (iv) do not have any other contractual rights to direct or cause the direction of the management and policies of Intevac in a manner that would implicate Rule 13e‑3.

The commercial relationship between Seagate and Intevac is governed primarily by an Equipment and Supply Agreement, dated as of October 22, 2008 and as amended on November 5, 2014 and May 11, 2015, between Seagate Technology LLC, a wholly owned subsidiary of Seagate, and Intevac (the “Equipment and Supply Agreement”).  The Equipment and Supply Agreement is an arm’s-length commercial agreement and was entered into not in connection with or in contemplation of any future business combination between Seagate and Intevac.  The Equipment and Supply Agreement provides for Seagate to purchase equipment and supplies from Intevac, for use in the manufacturing of Seagate’s data storage products.  The Equipment and Supply Agreement, including all of the amendments thereto, was negotiated on an arm’s-length basis by sophisticated parties.  The Equipment and Supply Agreement does not give the Filing Persons (i) any right to representation on Intevac’s Board, or to receive information related to the deliberations of Intevac’s Board, (ii) any rights with respect to the selection or identity of Intevac’s management team, (iii) any right of first refusal or veto right with respect to a strategic transaction involving Intevac, (iv) the ability to restrict or otherwise limit Intevac’s ability to issue securities, incur debt or otherwise raise capital to fund its operations or (v) the ability to restrict or otherwise limit Intevac’s ability to expand, reduce or restructure its operations.

The Equipment and Supply Agreement does require Intevac to notify Seagate of any bona fide third-party offer to purchase a controlling interest in Intevac, which is appropriate given the importance of Intevac’s products and services to Seagate.  This notification right does not require Intevac to transact with Seagate to the exclusion of any other third party and does not confer any sort of veto or blocking right on Seagate, and at all times prior to the execution of the Merger Agreement, Intevac retained the ability to choose to transact with any third party that might have had interest in acquiring it.  Indeed, as discussed in Intevac’s Solicitation/Recommendation Statement on Schedule 14D-9, filed with the SEC on March 3, 2025 (as amended from time to time, the “Intevac Schedule 14D-9”), Intevac and its investment bankers conducted a nearly 18-month-long strategic review and contacted over 50 third parties in an effort to identify a party that might be interested in acquiring Intevac.  These efforts were conducted entirely without the involvement or interference of Seagate, or to Seagate’s knowledge (other than Intevac’s public statements that it had retained an investment bank to explore strategic alternatives).  Far from “directing or causing the direction” of Intevac’s exploration of strategic alternatives, Seagate had no involvement in this process, nor did Seagate have any contractual or other right, or practical ability, to direct these proceedings in any way.  Intevac’s Board and its Strategic Committee, which manage Intevac and supervised its strategic process, are completely independent of, and wholly unrelated to, the Filing Persons and their affiliates.

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Mergers & Acquisitions
March 19, 2025

Seagate is not Intevac’s only customer, and the Equipment and Supply Agreement is not Intevac’s only commercial agreement.  The Filing Persons acknowledge the materiality of the Equipment and Supply Agreement to Intevac, but Intevac also maintains commercial relationships with other customers, including with direct competitors of Seagate.  According to Intevac’s Annual Report on Form 10-K for the fiscal year ended December 28, 2024, in addition to hard disk drive manufacturers, such as Seagate and Western Digital Corporation, Intevac’s customers also include magnetic disk manufacturers, such as Showa Denko.  Although Seagate accounted for over 90% of Intevac’s consolidated net revenues in 2023 and 2024, that statistic does not reflect Intevac’s robust pursuit of its own independent commercial interests, including efforts by Intevac’s management to expand its product offerings and diversify its customer base.  Notably, in December 2022, Intevac entered into a joint development agreement with Corning Inc. for the development of “TRIO” equipment for consumer devices.  Throughout 2023, Intevac made substantial expenditures to develop and qualify this technology, and according to Intevac’s Annual Report on Form 10-K for the fiscal year ended December 30, 2023, Intevac expected “to continue to develop additional customer relationships for TRIO for other glass coating applications, such as in the automotive sector and advanced packaging market.”  None of this development effort was focused on, or of any benefit to, Seagate.  Intevac continued to invest in developing its TRIO technology for nearly two years, until November 2024, when Intevac determined to no longer pursue the development of TRIO.  These extensive development efforts underscore the independence of Intevac’s business from that of Seagate, and demonstrate that Intevac was not under the control of Seagate.

The Filing Persons acknowledge the attention of Intevac’s Board to Intevac’s commercial relationship with Seagate and that Intevac’s Board considered the future of this commercial relationship in its decision-making, as described in the Intevac Schedule 14D-9 and as noted by the Staff in its Comment.  It is natural that Intevac’s Board would consider the potential response of its most significant customer in deliberations with respect to a potential strategic transaction with that customer.  These considerations, however, were merely one factor among many considered by Intevac’s Board in its deliberations and do not rise to the level of being able to “direct or cause the direction of the management or policies” (emphasis added) of Intevac by the Filing Persons.  Intevac’s Board was at liberty to consider whatever factors it deemed relevant in its deliberations with respect to the transactions described in the Offer to Purchase, or indeed to reject the possibility of any transaction or, had a better deal been available, to accept a superior proposal from another bidder.

The Filing Persons respectfully advise the Staff that, based on the totality of the particular facts and circumstances of the Offer and the Merger, the Filing Persons are not affiliates of Intevac for purposes of Rule 13e-3.

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Mergers & Acquisitions
March 19, 2025

The Transactions Do Not Raise the Concerns that Rule 13e-3 was Intended to Address

As described in the Interpretive Release, Rule 13e-3 was adopted to protect unaffiliated security holders from the potential for abuse or coercion by an issuer or its affiliates that may be present in a going-private transaction.  The opportunity for abuse would be due, in part, to a lack of arm’s-length bargaining and an inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.  However, in the case of the Offer and the Merger, the opportunity for abuse that Rule 13e-3 was designed to address is not present.

The Merger Agreement was the result of arm’s-length negotiations between Intevac, led by its Board, and the Filing Persons.  The sale process undertaken by Intevac, under the direction and supervision of Intevac’s Board and its committee, was entirely independent of Seagate.  In June 2023, Intevac directed its financial advisor, Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), to contact 51 third parties regarding their potential interest in considering a transaction with Intevac.  That resulted in Intevac entering into confidentiality agreements with 10 potential acquirers.  Seagate elected not to participate in this process and did not attempt to interfere, influence or stop this process in any way.  As noted in the Intevac Schedule 14D-9, none of these parties elected to proceed with a potential transaction.  Notably, however, Intevac’s attempts to explore strategic alternatives occurred over a year before Seagate first mentioned the idea of a potential acquisition of Intevac.  Even after Seagate and Intevac began preliminary discussions around a potential transaction, Intevac directed Houlihan Lokey to approach 12 third parties other than Seagate regarding their potential interest in a transaction with Seagate.  While such efforts were ultimately fruitless, they demonstrate Intevac’s independence from Seagate.

After the confidentiality agreement was executed between Intevac and Seagate, the parties engaged in rigorous negotiations on arm’s-length terms, as discussed in detail in the Intevac Schedule 14D-9.  The Interpretive Release states that “[t]ransactions between the issuer and a non-affiliate are ordinarily the product of arm’s-length negotiations and therefore do not involve the potential for abuse and overreaching associated with the types of transactions indeed to be covered by [Rule 13e-3]” (emphasis added).  Given the thorough, arm’s-length process that was followed by Intevac and its Board, there was no practical opportunity for the Filing Persons to abuse, overreach or take advantage of Intevac’s stockholders.  Accordingly, Intevac stockholders do not need the additional protections of Rule 13e-3 in this transaction due to the foregoing and the fact that the Offer to Purchase, the Intevac Schedule 14D-9 and other disclosure documents provide detailed disclosures about the relationships between the Filing Persons and Intevac as well as the background of the transaction.  Moreover, Intevac and its Board were advised by a nationally recognized financial advisor and outside legal counsel, further ensuring protections from any potential abuse or overreach.

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Mergers & Acquisitions
March 19, 2025

In order for the Offer and the Merger to proceed, stockholders of Intevac holding a majority of the outstanding shares of Intevac must tender their shares into the Offer.  As the Staff has indicated in the Interpretive Release, the existence of a vote in and of itself is not dispositive, because affiliates of the issuer engaged in the transaction may already hold the requisite vote for approval.  However, that is not the case here.  Based on the information in Intevac’s SEC filings, the directors and executive officers of Intevac as a group hold in the aggregate less than 6.5% of Intevac’s outstanding stock.  The Filing Persons and their affiliates own no securities of Intevac.  While certain stockholders of Intevac have entered into Tender and Support Agreements with the Filing Persons relating to the Offer and the Merger, those stockholders held, respectively, 18.6%, 3.9% and 1.0% of Intevac’s outstanding shares at the time that such agreements were entered into (however, the 3.9% of Intevac’s outstanding shares beneficially owned by Ryan L. Vardeman and entities affiliated with Palogic Value Fund, L.P. is also counted in the “less than 6.5% of Intevac’s outstanding stock” owned by Intevac’s directors and executives officers as noted above, as Mr. Vardeman is also a director of Intevac).  Moreover, the Tender and Support Agreements would terminate if Intevac’s Board exercises its so-called fiduciary out under the Merger Agreement to accept a superior proposal and terminate the Merger Agreement.  Accordingly, the unaffiliated stockholders of Intevac have the power to determine whether or not to accept the Offer and thus determine whether the Offer and the Merger will proceed.

We are aware also that Section 201.01 of SEC Compliance and Disclosure Interpretations regarding Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13e-3 (January 26, 2009), states that, where “continuity of management exists, the parties engaged in the transaction may be required to file a Schedule 13E-3.”  As stated under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” in the Intevac Schedule 14D-9, it is expected that none of Intevac’s directors will remain or become a director or officer of Intevac or Seagate or its affiliates following the consummation of the Merger.  Further, as of the date of this response letter, none of Intevac’s executive officers have reached any understanding on potential employment or other retention terms with the Filing Persons, or entered into any agreements or arrangements regarding employment or other retention with the Filing Persons to be effective following the consummation of the Merger.  As such, in examining “the particular facts and circumstances” of this situation, it is noteworthy to consider the absence of any arrangements for the continuity of management.

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Mergers & Acquisitions
March 19, 2025

In adopting Rule 13e-3, the Staff indicated that it was also concerned about the potential coercive effect of a going-private transaction, because unaffiliated stockholders might be confronted with the prospect of an illiquid market, termination of the protections under the federal securities laws and further efforts to eliminate their equity interest.  Again, these concerns do not apply to this transaction, because the Offer and the Merger will either be consummated or they will not.  If the Offer and the Merger are not consummated, Intevac will remain an independent publicly traded company; the unaffiliated stockholders will be left with the same liquid market and float and the same protections under the federal securities laws.  If the Offer and the Merger are consummated, all outstanding shares will be exchanged for cash.  As such, there will be no need for a market for the shares or the protections of the federal securities laws.  In short, no unaffiliated stockholder will be coerced into tendering their shares into the Offer for fear of an illiquid market, loss of protection of the federal securities laws or further efforts to eliminate their equity.

In sum, the opportunities for coercion or abuse of unaffiliated stockholders that Rule 13e‑3 was intended to address are not present in this transaction.  The purposes for which Rule 13e‑3 was adopted are not implicated, and therefore the rule should not be deemed applicable to the Offer and the Merger.

Conclusion

Based on the foregoing analysis, the Filing Persons respectfully submit that they are not “affiliates” of Intevac within the meaning of Rule 13e-3, because the Filing Persons and their affiliates do not “control” Intevac, understood within the scope of Rule 13e-3 and the SEC’s existing guidance.  Moreover, the transaction does not raise the concerns that Rule 13e-3 was intended to address.  For these reasons, the Filing Persons have concluded that Rule 13e-3 is not applicable to the Offer and the Merger.

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Mergers & Acquisitions
March 19, 2025

Staff Comment No. 2

Summary Term Sheet, page 1

2. We note your disclosure on page 6 and elsewhere that certain Company Options, Company RSUs, and Company PRSUs are subject to the Support Agreements but excluded from the percentage of outstanding Shares held by the Supporting Stockholders.  Please disclose whether any such securities subject to the Support Agreements are or will become exercisable prior to the Merger and any impact of such exercise on the percentage of outstanding Shares held by the Supporting Stockholders.

Response:

In response to the Staff’s comment, the Filing Persons have revised the disclosures on pages 7, 11, and 45 of the Offer to Purchase concerning the Company Options, Company RSUs, and Company PRSUs subject to the Support Agreements.

Staff Comment No. 3

The Merger Agreement; Other Agreements, page 26

3. Refer to the following disclosures:

•	The penultimate paragraph on page 26 referencing “a more complete description” of the terms of the Merger Agreement.

•	The second paragraph on page 46 that the description of the Support Agreements “does not purport to be complete.”

•	The fourth paragraph on page 46 that the description of the Term Sheet “does not purport to be complete.”

•	The sixth paragraph on page 46 that the description of the Confidentiality Agreement “does not purport to be complete.”

Please revise to remove the implication that these summaries are not complete.  While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material analyses or terms.

Response:

In response to the Staff’s comment, the Filing Persons have revised the disclosures on pages 26 and 46 of the Offer to Purchase.

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Mergers & Acquisitions
March 19, 2025

Staff Comment No. 4

Dividends and Distributions, page 48

4. We note your disclosure that Company Options, Company RSUs, Company PRSUs, and purchase rights under the Company ESPP may be “equitably adjust[ed] . . . to account for the payment of the Special Dividend.”  Please revise to describe any such adjustment.

Response:

In response to the Staff’s comment, the Filing Persons have revised the disclosures on pages 2, 20, and 48 of the Offer to Purchase.

Staff Comment No. 5

Conditions to the Offer, page 48

5. At the top of page 50, you state Seagate and Purchaser may waive conditions “at any time and from time to time.”  When an offer condition is “triggered,” a bidder must promptly notify subject security holders whether it intends to waive that condition and proceed with the offer, or assert the condition and terminate it.  Please revise.

Response:

In response to the Staff’s comment, the Filing Persons have revised the first full paragraph on page 50 of the Offer to Purchase to clarify that, upon any determination that an Offer Condition has not been satisfied or gives rise to a right to terminate the Offer by Seagate or Purchaser, Purchaser will promptly notify Intevac’s stockholders of a decision to either terminate the Offer, or to waive the condition and proceed with the Offer.

Staff Comment No. 6

Miscellaneous, page 52

6. We note the following disclosure: “The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the . . . laws of such jurisdiction.”  While you need not disseminate offer materials in jurisdictions where you may not legally do so, you must accept tenders from all eligible holders who tender into the Offer.  See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 34-58597 (September 19, 2008).  Please revise accordingly.

Response:

In response to the Staff’s comment, the Filing Persons have revised the penultimate paragraph on page 52 of the Offer to Purchase.

*          *          *          *          *          *

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Mergers & Acquisitions
March 19, 2025

If you have any questions, please do not hesitate to contact me at (212) 403-1056.

Very truly yours,

/s/ John L. Robinson
John L. Robinson

cc:	James C. Lee, Senior Vice President,
Chief Legal Officer, and Corporate Secretary,
Seagate Technology Holdings Public Limited Company